Exhibit 17.1

From: Brad Radoff <__________________>
Sent: Monday, August 21, 2023 10:31 AM
To: Jared Vitemb <__________________>; __________________
Cc: Deverl Maserang <__________________>; Stacy Congdon <__________________>; __________________
Subject: [EXTERNAL] - RE: 8-k Re Intention Not to Stand for Re-Election - __________________

Jared,
I declined the re-nomination offer because accepting would have resulted in the extension of the standstill from the cooperation agreement and I strongly believe that additional changes need to be made at the Company.  I am open to continuing to serve on the Board, but not if it results in the continuation of the standstill because I don’t believe that would be in the shareholders’ best interest.
Brad